

Mail Stop 3561

July 8, 2010

Robert Sands, CEO
Constellation Brands, Inc.
207 High Point Drive, Building 100
Victor, NY 14564

> **Re:** **Constellation Brands, Inc.**
> **Form 10-K for Fiscal Year Ended February 28, 2010**
> **Filed April 29, 2010**
> **File No. 001-08495**

Dear Mr. Sands:

We have completed our review of your filings and related documents and have no further comments at this time.

Sincerely,

John Reynolds
Assistant Director

cc: Robert Ryder, CFO
        Fax: (585) 678-7114